AMERILITHIUM CORP.

871 CORONADO CENTER DR., SUITE 200

HENDERSON, NV 89052

November 21, 2012

Via E-mail

John Reynolds

Assistant Director

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:   Amerilithium Corporation

         Preliminary Proxy Statement on Schedule 14A

         Filed October 22, 2012

        File No. 333-155059

Dear Mr. Reynolds:

By letter dated November 8, 2012, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Amerilithium Corp. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Preliminary Proxy Statement on Schedule 14A, filed on October 22, 2012 (the “Registration Statement”).  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the comments are listed below, followed by the Company’s responses.

General:

1.  We note that as of October 19, 2012, you had a total of 106,187,963 shares of Common Stock, outstanding. We also note footnote (3) to your table on page 11 of Amendment No. 4 to your Form S-1 filed on August 24, 2012 which states that you may, in the future, need to amend your Articles of Incorporation in order to increase your authorized shares of common stock. It appears the increase in your authorized shares is necessary for you to be able to draw down a significant part of your equity line. Given this, please provide the information required by Item 13 of Schedule 14A as well as disclosure relating to your equity line financing. See Note A to Schedule 14A. Alternatively, please tell us why such information would not be material considering the purpose for the increase in your share authorization.

Response: We have updated our disclosure accordingly and have incorporated the necessary documents by reference in accordance with Item 13 (b) (2) of Schedule 14A.

2.  Please provide the information required by Item 9(c) with respect to your registered certified public accountant for the current fiscal year.

Response:  We have updated our disclosure to include the information required by Item 9(c) with respect to our registered certified public accountant for the current fiscal year.

3.  We note that your largest shareholder appears to beneficially own less than 20% of your shares outstanding. We also note that you have not historically held annual meetings of shareholders. Please advise us whether you are relying on any provision of state law for holding annual meetings, and if so, which provision. In addition, please revise your proxy for consistency regarding whether this meeting is an annual or special meeting.

Response:  We have not traditionally held annual meetings for our shareholders but do anticipate holding an annual meeting for our shareholders shortly.  Additionally, we have revised our proxy for consistency regarding the special meeting.

Further the Company acknowledges that:

(1)

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Matthew Worrall

Matthew Worrall

Chief Executive Officer

Amerilithium Corp.